

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 2, 2022**
> **File No. 333-261129**

Dear Mr. Tupuola:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed March 2, 2022

The warrants offered hereby designate the state and federal courts, page 28

1. We note your response to prior comment 1 and your disclosure on pages 28 and 83. Please disclose that the warrant agent agreement provides that each of the parties to the agreement waives the right to a trial by jury in any action or proceeding arising out of or relating to the warrant agreement. In this regard, we note section 7.12(a) on page 7 of exhibit 4.2. Also, revise to clarify whether such jury trial waiver applies to holders of the warrants. If so, describe such provision in your prospectus and also disclose whether the provision applies to federal securities law claims. If the provision applies to holders of the warrants and also applies to federal securities law claims, please include related risk factor disclosure, address in your disclosure any question regarding whether or not a court would

enforce the provision, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If the provision does not apply to federal securities law claims, please ensure that the warrant agreement states this clearly.

2. We note your response to prior comment 2 and your disclosure on pages 28 and 83. Please discuss the provision that each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant (whether brought against a party to the warrant or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York; and that each party further submits to the exclusive jurisdiction of the state and federal courts sitting in for the adjudication of any dispute in connection with any transaction contemplated under the warrant. In this regard, we note section 5(e) on page 24 in exhibit 4.2. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in exhibit 4.2 states this clearly.

3. We note the fee-shifting provision set forth in section 5(e) of your common stock purchase warrant. Please disclose such provision in your prospectus, including disclosure of the types of actions covered by the provision, and state whether you intend to apply the provision to claims under the federal securities laws. Also disclose the level of recovery required by the plaintiff to avoid payment. In addition, please disclose who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please include risk factor disclosure that the provision could discourage security holder lawsuits that might otherwise benefit the company and its security holders.

General

4. Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ernest M. Stern, Esq.